SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__________)*

Graybar Electric Company, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

None
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

CUSIP No. …………………………………

1. Names of reporting persons.

Dennis E. DeSousa

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..

4. Citizenship or place of organization: USA

Number of 5. Sole voting power: -0-
shares
beneficially 6. Shared voting power: 7,835,700*
owned by
each reporting 7. Sole dispositive power: 10,760*
person with
8. Shared dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 7,835,700*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 81.3%

12. Type of reporting person (see instructions): IN

*Includes 1,227 shares subscribed for by reporting person under the 2009 offering of up to 850,000 shares of the Common Stock or voting trust interests pursuant to the Prospectus dated November 11, 2009 and filed with the United States Securities and Exchange Commission on November 12, 2009 (the “2009 Stock Offer”).  Does not include the 10% stock dividend payable to each reporting person declared on December 11, 2009 to shareholders of record on January 5, 2010, payable on February 1, 2010.

1. Names of reporting persons.

Lawrence R. Giglio

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..

4. Citizenship or place of organization: USA

Number of 5. Sole voting power: -0-
shares
beneficially 6. Shared voting power: 7,835,619*
owned by
each reporting 7. Sole dispositive power: 14,647*
person with
8. Shared dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 7,835,619*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 81.3%

12. Type of reporting person (see instructions): IN

*Includes 1,146 shares subscribed for by reporting person under the 2009 Stock Offer.  Does not include the 10% stock dividend payable to each reporting person declared on December 11, 2009 to shareholders of record on January 5, 2010, payable on February 1, 2010.

1. Names of reporting persons.

Thomas S. Gurganous

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..

4. Citizenship or place of organization: USA

Number of 5. Sole voting power: -0-
shares
beneficially 6. Shared voting power: 7,835,391*
owned by
each reporting 7. Sole dispositive power: 15,354*
person with
8. Shared dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 7,835,391*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 81.3%

12. Type of reporting person (see instructions): IN

*Includes 918 shares subscribed for by reporting person under the 2009 Stock Offer.  Does not include the 10% stock dividend payable to each reporting person declared on December 11, 2009 to shareholders of record on January 5, 2010, payable on February 1, 2010.

1. Names of reporting persons.

Richard D. Offenbacher

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..

4. Citizenship or place of organization: USA

Number of 5. Sole voting power: -0-
shares
beneficially 6. Shared voting power: 7,835,652*
owned by
each reporting 7. Sole dispositive power: 18,901*
person with
8. Shared dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 7,835,652*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 81.3%

12. Type of reporting person (see instructions): IN

*Includes 1,179 shares subscribed for by reporting person under the 2009 Stock Offer.  Does not include the 10% stock dividend payable to each reporting person declared on December 11, 2009 to shareholders of record on January 5, 2010, payable on February 1, 2010.

1. Names of reporting persons.

Robert A. Reynolds, Jr.

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3. …………………………………………………………………….
…………………………………………………..

4. Citizenship or place of organization: USA

Number of 5. Sole voting power: -0-
shares
beneficially 6. Shared voting power: 7,837,293*
owned by
each reporting 7. Sole dispositive power: 32,880*
person with
8. Shared dispositive power: -0-

9. Aggregate amount beneficially owned by each reporting person: 7,837,293*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9): 81.4%

12. Type of reporting person (see instructions): IN

*Includes 2,820 shares subscribed for by reporting person under the 2009 Stock Offer.  Does not include the 10% stock dividend payable to each reporting person declared on December 11, 2009 to shareholders of record on January 5, 2010, payable on February 1, 2010.

Item 1(a)        Name of issuer:

                        Graybar Electric Company, Inc.

Item 1(b)        Address of issuer’s principal executive offices:

                        34 North Meramec Avenue

                        St. Louis, Missouri  63105

Item 2(a)        Name of person filing:

Pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, this Schedule 13G is being filed on behalf of the following persons as Voting Trustees of the Voting Trust established by a Voting Trust Agreement dated as of March 16, 2007 (the “Voting Trust”):

(i)            Dennis E. DeSousa

(ii)          Lawrence R. Giglio

(iii)         Thomas S. Gurganous

(iv)         Richard D. Offenbacher

(v)          Robert A. Reynolds, Jr.

Attached hereto as Exhibit A is the agreement in writing of each of the above that this Schedule 13G is filed on behalf of each of them.

Item 2(b)        Address of principal business office or, if none, residence:

(i)            The principal business office of Messrs. DeSousa, Giglio, Gurganous, Offenbacher and Reynolds is:

c/o Graybar Electric Company, Inc.

34 North Meramec Avenue

St. Louis, Missouri  63105

Item 2(c)         Citizenship:

All persons named in response to Item 2(a) are citizens of the United States of America.

Item 2(d)        Title of class securities:

                        Common Stock, par value $1.00 per share.

Item 2(e)        CUSIP Number:

                        None – not publicly traded.

Item 3             Not applicable.

Item 4             Ownership:

(a)       Amount beneficially owned:

At December 31, 2009, 7,834,473 shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Graybar Electric Company, Inc. (“Graybar”) had been deposited in the Voting Trust.  445,343 shares have been acquired or will be acquired by means of the installment method under the 2009 Stock Offer and were or will be deposited into the Voting Trust.  The shares distributed as a result of the 10% stock dividend payable on February 1, 2010 are not included.

The following table shows the beneficial ownership of Voting Trust Interests representing shares of Common Stock owned at December 31, 2009 by the persons named in response to Item 2(a) (including shares which each reporting person is entitled to purchase within 60 days of such date):

Name

Number of Shares

Dennis E. DeSousa	10,760
Lawrence R. Giglio	14,647
Thomas S. Gurganous	15,354
Richard D. Offenbacher	18,901
Robert A. Reynolds, Jr.	32,880

                        (b)       Percent of class:

The shares of Common Stock described in response to Item 4(a) amounted to approximately 81.3% of the outstanding shares of Common Stock on December 31, 2009.

(c)        The following table sets forth, as of December 31, 2009, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of, or (iv) shared power to dispose or to direct the disposition of:

	Power to vote or to direct the vote*		Power to dispose or to direct the disposition of

Name

Sole

Shared

Sole

Shared

Dennis E. DeSousa	-0-	7,835,700	10,760	-0-
Lawrence R. Giglio	-0-	7,835,619	14,647	-0-
Thomas S. Gurganous	-0-	7,835,391	15,354	-0-
Richard D. Offenbacher	-0-	7,835,652	18,901	-0-
Robert A. Reynolds, Jr.	-0-	7,837,293	32,880	-0-

_________________________

            *The Voting Trustees may not, without the consent of the holders of Voting Trust Interests representing at least 75% of the aggregate number of shares of Common Stock then deposited in the Voting Trust, vote on or consent to the merger or consolidation of Graybar into another corporation, the sale of all or substantially all of Graybar’s assets or the liquidation and dissolution of Graybar.

Item 5             Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: (  ).

Item 6             Ownership of More than 5 Percent on Behalf of Another Person.

All dividends payable with respect to shares of Common Stock deposited in the Voting Trust (or the Voting Trust Interests issued with respect thereto) are payable to the Voting Trustees as the owners of record of such shares.  The Voting Trustees are authorized to retain, subject to the terms of the Voting Trust Agreement, any shares of Common Stock received as a stock dividend, and to deliver to each holder of Voting Trust Interests representing shares of Common Stock on which such stock dividend shall have been paid additional Voting Trust Interests for the number of shares received as a dividend with respect to such Common Stock.  The Voting Trustees pay or cause to be paid to the holders of Voting Trust Interests an amount equal to any cash dividends and any distribution paid other than in cash or Common Stock.  The Voting Trustees have no power to direct the sale or to receive the proceeds of a sale of the Common Stock deposited in the Voting Trust, such power being in the holders of the Voting Trust Interests issued in respect of such shares of Common Stock.

Item 7             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                        Not applicable.

Item 8             Identification and Classification of Members of the Group.

                        Not applicable.

Item 9             Notice of Dissolution of Group.

                        Not applicable.

Item 10           Certifications.

                        Not applicable.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 16, 2010

/S/ DENNIS E. DESOUSA
Dennis E. DeSousa Voting Trustee

EXHIBIT A

            The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2009 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

/S/ DENNIS E. DESOUSA
Dennis E. DeSousa	Lawrence R. Giglio

Thomas S. Gurganous	Richard D. Offenbacher

Robert A. Reynolds, Jr.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 16, 2010

/S/ LAWRENCE R. GIGLIO
Lawrence R. Giglio Voting Trustee

EXHIBIT A

            The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2009 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

/S/ LAWRENCE R. GIGLIO
Dennis E. DeSousa	Lawrence R. Giglio

Thomas S. Gurganous	Richard D. Offenbacher

Robert A. Reynolds, Jr.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 16, 2010

/S/ THOMAS S. GURGANOUS
Thomas S. Gurganous Voting Trustee

EXHIBIT A

            The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2009 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

Dennis E. DeSousa	Lawrence R. Giglio

/S/ THOMAS S. GURGANOUS
Thomas S. Gurganous	Richard D. Offenbacher

Robert A. Reynolds, Jr.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 16, 2010

/S/ RICHARD D. OFFENBACHER
Richard D. Offenbacher Voting Trustee

EXHIBIT A

            The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2009 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

Dennis E. DeSousa	Lawrence R. Giglio

/S/ RICHARD D. OFFENBACHER
Thomas S. Gurganous	Richard D. Offenbacher

Robert A. Reynolds, Jr.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 16, 2010

/S/ ROBERT A. REYNOLDS, JR.
Robert A. Reynolds, Jr. Voting Trustee

EXHIBIT A

            The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2009 of Common Stock of Graybar Electric Company, Inc., and agree that the Schedule 13G to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

Dennis E. DeSousa	Lawrence R. Giglio

Thomas S. Gurganous	Richard D. Offenbacher

/S/ ROBERT A. REYNOLDS, JR.
Robert A. Reynolds, Jr.